Form 51-102F3

Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810 – 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

November 28, 2017

Item 3News Release

The news release was disseminated on November 28, 2017 by way of the facilities of Marketwired.  Copies were also filed on sedar with the applicable securities commissions.

Item 4Summary of Material Change

The Company announced the closing of a non-brokered private placement

Item 5.1Full Description of Material Change

The Company announced  today that as per the news release dated October 23, 2017 it has closed an oversubscribed non-brokered private placement for a total of 4,850,000 units (the “Units”) of the Company at a price of $0.15 per Unit for gross proceeds of approximately CDN$727,500.00.

Each Unit consists of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant (the “Warrant”).  Each Warrant entitles the holder thereof to purchase one (1) additional common share on or before November 27, 2022 at a price of CDN$0.20 per Common Share.

The warrants are subject to an accelerated exercise provision whereby in the event the closing price of the Company’s common shares trades at $0.25 or higher for a period of 10 consecutive trading days, then the Company may, within five days of such event, provide notice by way of news release that the warrants shall expire on the date that is 30 days from the date notice is given.  The securities issued are subject to a 4 month hold period that expires on March 28, 2018.

The Company paid a finder’s fee of $3,300.00 (6% on $55,000.05) and 22,000 finder’s warrants (6% on 366,667 Units).  Each finder’s warrant entitles the finder to purchase one (1) common share of the Company on or before November 27, 2022 at a price of $0.10 per common share.

The proceeds will be used to complete technology acquisitions and toward ongoing operational and corporate expenses.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Bob Sukhwinder Rai, Chief Executive Officer and Director

Business Telephone:604 687 2038

Facsimile:604 687 3141

Item 9Date of Report

November 28, 2017